PE
5/01/02

02038352

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of May, 2002

Rio Norcea Gold Mines, Ltd
(Translation of registrant's name into English)

Avda. del Llaniello 13 - Bajo 33860 Salas, Asturias, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ No _________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Norcea Gold Mines, Ltd.
(Registrant)

Date: May 15, 2002

By: [signature]
[Print] Name: A. Cavandeli
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD.

QUARTERLY REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED MARCH 31, 2002

OPERATIONS & EXPLORATION

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
Tel: (34) 98 583 15 00
Fax: (34) 98 583 21 59
Email: ofisalas@rngm.es

MADRID OFFICE

Avenida de Burgos, 19
Edificio Triada, Torre B-5 pl. izda.
28036 Madrid, Spain
Tel: (34) 91 383 2244
Fax: (34) 91 383 8225
Email: ofimadrid@rngm.es

INVESTOR RELATIONS

1880 Queen Street East
P.O. Box 807
Toronto, ON M4L 1H2
Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

REGISTERED OFFICE

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, ON M5H 3C2
Tel: (416) 869 5300
Fax: (416) 360 8877

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: "RNG"

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE FIRST QUARTER ENDED MARCH 31, 2002

(All dollar amounts in U.S. currency unless otherwise stated)

First Quarter Highlights

- Gold production of 25,117 ounces at a cash cost of $194 per ounce
- Cash flows increased 90% to $1.8 million
- Completion of a Cdn $7.2 million special warrant equity offering
- HSBC appointed as financial advisors
- Share appreciation and increased liquidity due to major share ownership changes
- High-grade Charnela zone of El Valle pit accessed on schedule
- Land holdings increased in Aguablanca project area
- Infill drilling program completed at Aguablanca deposit

Rio Narcea achieved its production and cost targets for the first quarter of 2002, producing 25,117 ounces of gold at a cash cost of $194 per ounce. In the second quarter, gold production is expected to increase significantly with lower operating costs. The Aguablanca feasibility study is on schedule to be completed by early June. With continued identification of new exploration targets, the Company has increased its mineral rights in the Aguablanca region.

Commenting on the quarter, Rio Narcea's Chairman, Chris von Christierson stated "The major share ownership changes and the financing in the quarter have launched the Company on a new and exciting course. We are satisfied with the progress we have made and are looking forward to a strong performance of our operations in 2002, thereby improving our financial position. Rio Narcea is entering 2002 as a strong company well positioned to generate major growth for our shareholders."

Financial Results

Rio Narcea Gold Mines, Ltd. reported revenues for the first quarter ended March 31, 2002 of $6,658,200 compared to $9,012,300 for the same period in 2001. The Company posted a net loss of $1,280,900 or $0.020 per share for the first quarter of 2002 compared to a net loss of $841,600 or $0.013 for the same period in 2001. The loss includes a non-cash charge of $195,300 due to new Canadian GAAP requirements on exchange rate variations in long-term loans. Cash flow provided by operating activities increased to $1,809,100 for the first three months of 2002 compared to $953,300 for the same period in 2001.

At March 31, 2002, the Company had $3,253,000 in cash and $2,005,100 in escrow pending receipt of the final prospectus in relation to the special warrants equity placement completed on March 21, 2002 for gross proceeds of Cdn $7,200,000.

Rio Narcea anticipates a significant improvement in its balance sheet for the second quarter and thereafter as a result of increased gold production and lower operating costs.

Financial Highlights

($'000 except where stated)	Three Months Ended March 31	
	2002	2001
Revenues	**6,658**	9,012
Net loss	**(1,281)**	(841)
Net loss per share	**(0.020)**	(0.013)
Cash flow provided by operations	**1,809**	953
Cash flow provided by operations per share	**0.028**	0.015
Working Capital	**(4,479)**	(9,249)*
Weighted average shares outstanding (in millions)	**65.1**	64.9

** As at December 31, 2001*

Operating Results

The Company successfully completed the transition from the Boinas East pit to re-access the deeper high-grade Charnela zone of the El Valle pit following the planned pushback phase. The waste stripping was completed ahead of schedule and mining of the El Valle ore started as planned in mid-March. Gold production during the first quarter of 2002 was as budgeted at 25,117 ounces at a cash cost of $194 per ounce, largely derived from stockpiled Boinas East ore. This compares to 34,495 ounces at a cash cost of $174 per ounce in the same period in 2001, which was derived from the first mining phase of the Charnela zone of the El Valle pit. Operating expenses decreased to $4,926,100 in the first quarter of 2002 from $6,191,600 in the same period in 2001. There was a marked improvement in the quality of the copper concentrates that resulted in higher by-product net revenues. Plant throughput for the quarter was 164,861 tonnes, 5% higher than the first quarter of 2001. Recoveries were at 89.7% as budgeted.

Operating Results

($/oz except where stated)	Three Months Ended March 31	
	2002	2001
Operating Data		
Gold production (ounces)	**25,117**	34,495
Plant throughput (tonnes)	**164,861**	156,899
Head grade (grams per tonne)	**5.28**	7.32
Recovery (%)	**89.7**	93.6
Gold Production Costs		
Direct mining costs	**207**	172
Third-party smelting, refining, and transportation	**47**	18
By-product credits	**(60)**	(16)
Total cash cost	**194**	174
Depreciation and amortization	**49**	28
Reclamation production costs	**2**	3
Total costs	**245**	205

Rio Narcea's operational performance for the first quarter lays a solid foundation for even further improvements as the high-grade Charnela zone is mined. Already, in April, gold production was over 12,500 ounces and, for the second quarter, is on target to exceed first quarter production by 60%. Rio Narcea anticipates producing over 150,000 ounces of gold at a cash cost of $150 per ounce for the year 2002.

Development and Exploration

The Company completed the infill drilling program for the Aguablanca feasibility study during the first quarter of 2002, while commencing underground infill drilling below the Boinas East pit at El Valle. Reconnaissance and geological mapping is continuing to identify new exploration targets on the Company's nickel properties in southern Spain where significant additions to the Company's mineral rights have been made in the quarter.

Aguablanca

In the first quarter, two drill rigs operating at the Aguablanca deposit drilled 3,637 meters in 14 infill holes and commenced a deep hole to test the exploration potential below the planned open pit. The infill program for the feasibility study closed the drill spacing to 25 meters in both the South and North ore zones down to a vertical depth of approximately 200 meters. A surface EM survey to define areas for condemnation drilling below the planned waste dumps identified three anomalies including one representing a possible east extension to the known mineralization. Ore reserve and updated resource estimates are in progress for the feasibility study to be completed in early June.

El Valle

The underground drilling program below the Boinas East open pit commenced with two drill rigs in mid-February. By the end of March, three drill rigs had completed 746 meters in 10 holes. Assay results for the first seven holes are encouraging. Four of the holes have potentially mineable grade thicknesses ranging between 52 and 147 gxm/t. Hole B-2013 intercepted both oxidized breccia and black skarn with 16.3 meters assaying 6.4 g/t gold. Pending the results of the first part of the program, the Company plans to drill 10,000 meters in the El Valle area to both upgrade resources into reserves and to identify new resources along the Rio Narcea gold belt.

Management's Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes; and the Management's Discussion and Analysis for the year ended December 31, 2001, the Company's annual audited consolidated financial statements, and the notes related thereto contained in the Company's Annual Report. This financial information was prepared in accordance with Canadian generally accepted accounting principles.

Results of Operations

Rio Narcea Gold Mines, Ltd. reported a net loss of $1,280,900 or $0.020 per share for the first quarter of 2002, which includes a non-cash charge of $195,300 due to new Canadian GAAP accounting requirements for the impact of foreign currency rate changes on its bank loans. This compares to a first quarter 2001 loss of $840,600 or $0.013 per share. Revenue from gold sales was $6,658,200 in the first quarter compared to $9,012,300 for the same period in 2001. This decrease is due to lower gold production of 25,117 ounces in the first quarter compared to 34,495 ounces in the corresponding quarter of 2001. Revenue and production were in line with the budget.

The Company realized an average gold price of $275 per ounce in the first quarter. This amount is affected by a non-cash expense of $272,500 recorded in the quarter due to the amortization of the gold options resulting in a negative effect on the realized gold price of $11 per ounce. The average spot price increased to $290 per ounce in the first quarter of 2002 from $272 in the corresponding quarter of 2001.

	Gold Sales Revenue ($)	Gold Production (oz)	Realized Gold Price ($/oz)
1st Quarter 2002	6,658,200	25,117	275
1st Quarter 2001	9,012,300	34,495	262

Operating expenses decreased to $4,926,100 for the first quarter of 2002 from $6,191,600 for the same period in 2001. Operating cash costs at El Valle increased to $194 per ounce in the first quarter from $174 per ounce in the same period in 2001, as a result of lower ounces produced. The first quarter gold production of 2002 was largely derived from the stockpiled Boinas East ore, while in the corresponding period in 2001 gold production was from the first mining phase of the high-grade Charnela zone of the El Valle pit. Sale of by-products dramatically increased in the first quarter due to the higher quality and content of silver and copper in the concentrates, thus improving the cash cost after by-product credits.

The Company's foreign currency forward contracts negatively affected the Company's operating results by $278,300 compared to $382,800 in the same period of 2001. At this time, there are no currency forward contracts outstanding. The stronger value of the U.S. dollar against the Euro resulted in a loss of $361,600 on exchange rate differences. Interest expenses were lower at $448,800 in the first quarter of 2002 compared to $785,800 in the corresponding quarter of 2001 due to lower interest rates in U.S. dollar.

Liquidity and Capital Resources

At March 31, 2002, the Company had $3,253,000 in cash and a net working capital deficiency of $4,478,900.

On March 21, 2002, the Company completed an equity placement of 9,000,000 special warrants at a price of Cdn $0.80 per special warrant for gross proceeds of Cdn $7.2 million (US$4.5 million). The Company has collected net proceeds of Cdn $3.5 million (US$2.2 million) on closing of the placement and a further Cdn $3.2 million (US$2 million) is in escrow pending receipt for a final prospectus. The amount received was partially applied to the anticipated scheduled payment of the Deutsche Bank loan due in April 2002. The escrowed amount will be used to reduce the Company's working capital deficit.

Cash flow provided by operating activities was $1,809,100 for the first quarter compared with $953,300 for the same period in 2001.

Mineral property expenditures totalled $2,877,100 in the first quarter compared to $2,918,800 for the same period in 2001. Capital expenditures included $1,110,100 for pre-stripping, $1,140,900 for development and exploration and $527,200 for underground development, buildings and equipment. For the first quarter of 2001, capital expenditures were $1,395,700 for pre-stripping, $974,400 for development and exploration and $476,700 for buildings and equipment.

Rio Narcea has drawn down the remaining $1,000,000 from the $4,000,000 credit facility provided by Deutsche Bank to finance the acquisition and feasibility study for Aguablanca. Proceeds from bank loans totaled $1,630,600 and are mainly associated with VAT. Repayments of bank loans were $3,669,300, which includes the anticipated scheduled repayment of $2,000,000 to Deutsche Bank in April.

Balance Sheet

The carrying value of the mineral properties, net of depreciation, increased to $77,949,500 at March 31, 2002 from $77,077,300 at December 31, 2001 mainly as a result of the unfavourable currency exchange rate fluctuations and investment in Aguablanca. At March 31, 2002, Rio Narcea's total assets were valued at $96,700,900 compared to $94,191,100 in the same period in 2001.

As of March 31, 2002, current liabilities amounted to $20,339,700 compared to $22,160,700 at December 31, 2001. This decrease reflects the abovementioned anticipated scheduled payment of $2,000,000 to Deutsche Bank.

As of March 31, 2002, shareholders' equity increased to $52,207,400 from $49,685,700 at December 31, 2001. This increase resulted from net proceeds of $4,041,200 from a special warrant issue, of which $2,005,100 is in escrow pending the final prospectus, partially offset by the $1,280,000 loss and the $502,400 decrease in cumulative translation adjustment resulting from a weaker Euro compared to its value at the end of 2001.

Hedging Program

The gold put/call program implemented pursuant to the loan arrangement with Deutsche Bank is to cover market and exchange rate risks for the period of this credit facility. It provides downside protection for the sale of approximately 70% of Rio Narcea's planned production with puts at US$280 and €300 per ounce, while at the same time maintaining significant upside opportunity to participate in future gold price increases. As part of this facility, the Company sold call options on approximately 50% of the planned production at an average price of US$365 and €405 per ounce. This protective program was financed with cash and the sale of call options, which limit the Company's leverage on only 50% of the current reserves when prices are in excess of the strike price of the call option (US$365 and €405). The cost of the program is amortized with non-cash charges each quarter.

This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. The following table details the Company's gold hedging position as at March 31, 2002:

Gold

Year	Type of Contract	Ounces	Price per Ounce
2002-2006	Put	111,094	US$280
		362,024	€ 300
	Call	79,022	US$365
		248,944	€ 405
2002-2006	Forward	14,255	US$300.98

Outlook

Rio Narcea anticipates exceeding its 2002 gold production target of 150,000 ounces at a cash cost of $150 per ounce as a result of mining the high-grade Charnela zone of the El Valle pit and the continued decline of the stripping ratio. The focus of 2002 continues to be the advancement of the Aguablanca project and the expansion of the El Valle Mine through the anticipated development of the underground resources. Completion of the feasibility study at Aguablanca is expected in June with a production decision to follow shortly thereafter. Rio Narcea expects a positive outcome and, subject to the financing being arranged, production is scheduled to start within 12 months thereafter based on the Company's previous experience at the El Valle operation. The Company is continuing to have success with its exploration efforts in the Aguablanca region and has further increased its land holdings over the quarter.

Forward Looking Statements

Some statements in this report to shareholders contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2002	December 31, 2001
(Stated in U.S. Dollars)	**$**	$
ASSETS		
CURRENT ASSETS		
Cash	**3,253,000**	1,805,100
Restricted investments (Note 9)	**2,244,600**	242,000
Inventories (Note 3)	**3,870,700**	3,253,300
Accounts receivable		
Government grants (Note 4)	**1,424,100**	2,046,700
V.A.T. and other taxes (Note 11)	**1,571,600**	2,470,500
Trade receivables	**2,394,200**	2,742,700
Other current assets	**1,102,600**	351,600
	15,860,800	12,911,900
MINERAL PROPERTIES, net (Note 5)	**77,949,500**	77,077,300
OTHER ASSETS (Note 6)	**2,890,600**	4,201,900
	96,700,900	94,191,100
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**13,503,500**	12,545,900
Current portion of long-term debt (Note 7)	**2,861,200**	4,750,000
Other bank debt (Note 7)	**3,975,000**	4,864,800
	20,339,700	22,160,700
OTHER LONG-TERM LIABILITIES	**3,123,900**	3,116,700
LONG-TERM DEBT (Note 7)	**15,367,000**	14,665,100
DEBT COMPONENT OF CONVERTIBLE DEBENTURES (Note 8)	**5,662,900**	4,562,900
	44,493,500	44,505,400
SHAREHOLDERS' EQUITY		
Common shares, unlimited shares authorized, 65,155,483 and 65,050,817 shares issued and outstanding, respectively (Note 9)	**79,710,100**	79,446,300
Special warrants (Note 9)	**4,041,200**	-
Equity component of convertible debentures (Note 8)	**2,233,000**	2,233,000
Cumulative translation adjustment	**(19,467,100)**	(18,964,700)
Accumulated deficit (Note 14)	**(14,309,800)**	(13,028,900)
	52,207,400	49,685,700
	96,700,900	94,191,100

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
(Stated in U.S. Dollars)	$	$
OPERATING REVENUES		
Gold sales	**6,658,200**	9,012,300
	6,658,200	9,012,300
OPERATING EXPENSES		
Mining expenses	**(3,142,900)**	(3,932,200)
Plant expenses	**(2,102,800)**	(1,974,500)
Smelting, refining and transportation	**(1,184,300)**	(826,900)
Sale of by-products	**1,503,900**	542,000
	(4,926,100)	(6,191,600)
OPERATING INCOME	**1,732,100**	2,820,700
OTHER INCOME/(EXPENSES)		
Depreciation and amortization expenses	**(1,218,900)**	(1,030,500)
Other income/(expenses)	**(80,400)**	(8,400)
Administrative and corporate expenses	**(640,100)**	(442,700)
	(1,939,400)	(1,481,600)
FINANCIAL REVENUES AND EXPENSES		
Interest income	**15,100**	3,400
Foreign currency exchange gain/(loss)	**(361,600)**	(1,014,500)
Foreign currency contracts loss	**(278,300)**	(382,800)
Interest expenses	**(448,800)**	(785,800)
	(1,073,600)	(2,179,700)
INCOME/(LOSS) BEFORE INCOME TAX	**(1,280,900)**	(840,600)
PROVISION FOR INCOME TAX (Note 11)	**-**	-
NET INCOME/(LOSS) (Note 14)	**(1,280,900)**	(840,600)
Weighted average shares outstanding	**65,062,447**	64,922,310
Income/(loss) per share	**(0.020)**	(0.013)

CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

DEFICIT, beginning of period	**(13,028,900)**	(9,721,100)
Net income (loss)	**(1,280,900)**	(840,600)
DEFICIT, end of period	**(14,309,800)**	(10,561,700)

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in U.S. Dollars)	**Three Months Ended March 31, 2002** $	Three Months Ended March 31, 2001 $
OPERATING ACTIVITIES		
Net income/(loss)	**(1,280,900)**	(840,600)
Add items not requiring cash		
Depreciation and amortization expenses	**1,218,900**	1,030,500
Reclamation liability accrual	**38,200**	96,100
Foreign currency exchange gain/(loss) on long-term debt	**195,300**	1,196,100
Accretion of convertible debentures	**100,000**	-
Put/call program expense, net	**272,500**	-
Options granted	**28,400**	-
	572,400	1,482,100
Changes in components of working capital		
V.A.T. and other taxes	**878,000**	(181,700)
Trade and other	**348,500**	(2,140,300)
Other current assets	**(1,079,100)**	567,100
Accounts payable	**1,089,300**	1,226,100
	1,809,100	953,300
INVESTING ACTIVITIES		
Expenditures on mineral properties	**(2,877,100)**	(2,918,800)
Grant subsidies received from the Spanish Government	**-**	379,100
Other assets	**1,274,700**	-
	(1,602,400)	(2,539,700)
FINANCING ACTIVITIES		
Proceeds from issue of common shares	**47,300**	184,700
Proceeds from issue of special warrants	**2,527,100**	-
Financing fees on issue of special warrants	**(319,500)**	-
Proceeds from convertible debentures	**1,000,000**	-
Proceeds from bank loans	**1,630,600**	
Repayment of bank loans	**(3,669,300)**	736,100
Other	**(24,700)**	-
	1,191,500	920,800
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY	**49,700**	(65,900)
NET INCREASE/DECREASE IN CASH	**1,447,900**	(731,500)
CASH, beginning of period	**1,805,100**	2,481,400
CASH, end of period	**3,253,000**	1,749,900
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for interest	**500,400**	6,800

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's annual report for the year ended December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those accounting principles generally accepted in the United States. The differences are described in Note 13. The consolidated financial statements include the accounts of the Company and its wholly- owned Spanish subsidiaries: Rio Narcea Gold Mines, S.A. ("RNGM, S.A."), Rio Narcea Recursos, S.A. ("RNR, S.A.") and Naraval Gold, S.L. ("Naraval"). All significant intercompany transactions and balances have been eliminated on consolidation.

Inventories

Inventories, including raw materials, mining operating supplies and gold in process, are recorded at the lower of average cost or net realizable value, while final products are marked to market through sales.

Mineral properties

Property acquisition and deferred mine costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable ounces of gold. Estimated recoverable ounces are based on the proven and probable reserves.

Expenditures for buildings and equipment, including costs that extend the useful life of existing facilities, are capitalized and depreciated using the straight-line method, as follows:

	Estimated Useful Life (years)
Machinery	6-7
Minor installations	6-7
Furniture	10
Computer equipment	4
Transport equipment	6

Mining costs associated with waste rock removal related to deposits that are currently in production are determined by applying an average cost based on incurred and estimated future costs, as well as the aggregate value of produced and future ounces as compared to the total ounces produced each year.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Gold poured and gold in copper concentrate, in transit and at refineries, is recorded at net realizable value and included in sales. Revenue from the sale of by-products such as copper is credited against operating costs.

Restoration costs

Restoration costs and related accruals are based on estimated environmental and regulatory requirements and are accrued over the operating life of the mine, principally by the unit-of-production method.

Grants receivable

Grants receivable relate to non-repayable incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received, as a reduction of its capitalized resource properties.

Foreign currency translation

The United States dollar is the reporting currency of the Company. The Company uses the current rate method for translating Euros to U.S. dollars. Under this method, assets and liabilities are translated at the exchange rate prevailing at the consolidated balance sheet date. Revenues and expenses are translated using exchange rates approximating those in effect when the transactions occur. Unrealized gains and losses on translation are segregated in the "SHAREHOLDERS' EQUITY" section of the consolidated balance sheet in the "Cumulative translation adjustment" account.

Income taxes

The Company uses the liability method in accounting for income taxes. Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

Put/call program

Since commencement of production became foreseeable, the Company has entered into several gold hedging contracts to minimize the impact of gold price fluctuations. On October 2000, a new gold price program was executed as part of a global refinancing agreement with Deutsche Bank, which was supplemented in June 2001 with an additional hedging contract consisting of the forward sale of a certain number of ounces at a set price (see Note 12, Financial Instruments).

For financial reporting purposes, gains or losses on the aforementioned program are deferred. The premium paid for the options is included in "OTHER ASSETS" (see Note 6) and "CURRENT ASSETS-Other current assets" and charged to income on maturity.

(Stated in U.S. Dollars)

3. INVENTORIES

	March 31, 2002	December 31, 2001
	$	$
Raw Materials – mineral	**816,800**	961,700
Raw Materials – others	**1,841,400**	1,681,400
Gold in Process	**143,000**	83,300
Final Products	**1,069,500**	526,900
	3,870,700	3,253,300

Final products consist of gold bullion, and gold and copper concentrates.

4. GOVERNMENT GRANTS

At March 31, 2002, *grants receivable amounted to* $1,424,100 *comprised only of a grant from the* Directorate General of Regional Economic Incentives ("IFR").

5. MINERAL PROPERTIES

As at March 31, 2002 and December 31, 2001, the Company's plant and mineral properties comprise:

	December 31, 2001	**Additions net of retirements/ reallocations**	**Cumulative translation adjustment due to currency exchange**	**March 31, 2002**
	$	**$**	**$**	**$**
Mine development:				
Development	35,180,600	**80,800**	**(355,700)**	**34,905,700**
Exploration (1)	10,627,100	**1,060,100**	**(112,200)**	**11,575,000**
Pre-stripping	37,858,500	**1,110,100**	**(387,400)**	**38,581,200**
Other	6,532,400	**(30,500)**	**(65,800)**	**6,436,100**
Total mine development	90,198,600	**2,220,500**	**(921,100)**	**91,498,000**
Buildings and equipment	34,999,800	**527,200**	**(355,900)**	**35,171,100**
Grants received	(18,449,500)	**845,300**	**182,500**	**(17,421,700)**
Accumulated depreciation and amortization	(29,671,600)	**(1,934,800)**	**308,500**	**(31,297,900)**
Total	77,077,300	**1,658,200**	**(786,000)**	**77,949,500**

(1) As of March 31, 2002, total exploration costs incurred, calculated at the average exchange rate for each year, amounted to $13,760,100 (see Note 13, Significant Differences Between Canadian and United States Generally Accepted Accounting Principles).

(Stated in U.S. Dollars)

6. OTHER ASSETS

Other assets comprise:

	March 31, 2002	December 31, 2001
	$	$
Put/call program (Note 12)	**2,228,000**	3,532,500
Long-term deposits and guarantees	**662,600**	669,400
	2,890,600	4,201,900

7. LOAN AGREEMENTS

Loan Agreements outstanding at March 31, 2002:

	Currency	Final Maturity	US$ Outstanding Short-Term	US$ Outstanding Long-Term
			$	$
Deutsche Bank (2)	US$	October, 31, 2006	**4,250,000**	**14,250,000**
Banco Popular	Euros	October 5, 2003	**-**	**523,400**
Caja Rural de Almería y Málaga	Euros	(see (1) below)	**753,700**	**-**
Caja Castilla La Mancha	Euros	(see (1) below)	**1,523,300**	**-**
Industrial and Technological Development Center	Euros	May 31, 2006	**14,700**	**110,100**
Ministry of Science and Technology	Euros	October 31, 2011	**-**	**315,400**
Bansaleasing	Euros	November 4, 2004	**76,400**	**127,100**
Banco Bilbao Vizcaya Argentaria	Euros	July 5, 2004	**34,800**	**41,000**
Accrued interest payable			**183,300**	**-**
			6,836,200	**15,367,000**

Except for the loans from the Industrial and Technological Development Center (CDTI) and the Ministry of Science and Technology, which were granted at zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$, EURIBOR or MIBOR plus a spread ranging from 0.5% to 2.2%.

Loans granted by Deutsche Bank are secured by the Company's plant and certain of its resource properties. The loans with Caja Rural de Almería y Málaga and Caja Castilla La Mancha are secured by grants advanced by the Spanish government.

(1) These loans mature upon the collection of VAT or grants and, accordingly, will not result in a net cash flow to the Company.
(2) The short-term part of this debt includes $2,750,000, which is the current portion of long-term debt.

(Stated in U.S. Dollars)

8. CONVERTIBLE DEBENTURES

Convertible debentures outstanding at March 31, 2002:

	Term loan facility	Current account credit facility	**Total**
	$	$	**$**
Convertible debt instruments	3,500,000	4,000,000	**7,500,000**
Equity component of convertible debt instruments	(972,900)	(1,260,100)	**(2,233,000)**
	2,527,100	2,739,900	**5,267,000**
Interest accretion	225,200	170,700	***395,900***
Debt component of convertible debt instruments	2,752,300	2,910,600	**5,662,900**

9. SHARE CAPITAL AND SPECIAL WARRANTS

	Shares	Amount
		$
Common shares		
Balance at beginning of period	65,050,817	79,446,300
Issuances for cash:		
Options under ESOP exercised	104,666	47,300
Non-cash issuances:		
Options issued	-	216,500
Balance at end of period	65,155,483	79,710,100

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of Cdn $0.80 per special warrant to raise gross proceeds of Cdn $7,200,000 of which Cdn $3,200,000 (US$2,005,100) was escrowed pending receipt for the final prospectus and, as of March 31, 2002, is recorded under the "Restricted investments" caption on the consolidated balance sheet. Net proceeds to be received after payment of expenses related to the offering were Cdn $6,694,300 (US$4,229,300) (excluding expenses of Cdn $297,700 (US$188,100), being the fair value of the 630,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitles the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. In the event that the Company does not obtain a receipt for a final prospectus on or prior to July 19, 2002, the holders of the special warrants shall be entitled to either retract, at the issue price, that number of special warrants that is equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that have not been retracted, 1.1 common shares in lieu of one common share.

(Stated in U.S. Dollars)

9. SHARE CAPITAL AND SPECIAL WARRANTS (Continued)

The following table summarizes information regarding the shares that can be subscribed with the warrants and options outstanding (excluding options under the ESOP) as at March 31, 2002:

Number Outstanding	Exercise Price	Weighted-Average Remaining Life
	Cdn $	Years
83,335	$0.770	2.9
9,630,000	$0.800	1.0
5,805,516	$1.049	4.1
3,500,000	$1.518	4.1

10. EMPLOYEE STOCK OPTIONS

Stock option activity pursuant to the employee stock option plan (the "ESOP"), approved on November 5, 1996 by the Board of Directors, during the first quarter of 2002 is summarized as follows:

	Number of Options	Exercise Price Range per Option	Weighted-Average Exercise Price
		Cdn $	Cdn $
Outstanding at December 31,2001	5,709,300	$0.55 to $2.00	$1.38
Granted	100,000	$0.68	$0.68
Exercised	(104,666)	$0.62 to $0.80	$0.71
Expired or cancelled	(242,666)	$0.55 to $0.64	$0.61
Outstanding at March 31,2002	**5,461,968**	**$0.55 to $2.00**	**$1.41**

Since January 1, 2002, Canadian GAAP encourages but does not require companies to include in compensation cost the fair value of the stock options granted to employees under an ESOP, amortizing this fair value over the vesting period of the options. A company that does not adopt the fair-value method must disclose the effect that this method would have had if applied.

The total pro forma value of options granted to employees in the quarter ended March 31, 2002 is $18,700. This value is estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted assumptions: 5 years expected term, 92% volatility, interest rates ranging from 2.5 % to 4.2% and an expected dividend yield of 0% since no dividend payments were made. The resulting pro forma net loss and loss per share as of March 31, 2002 is as follows:

	Three Months Ended March 31, 2002
	$
Net loss	(1,280,900)
CICA 3870 pro forma net loss	(1,299,600)
Net loss per common share	(0.020)
CICA 3870 pro forma net loss per common share	(0.020)

(Stated in U.S. Dollars)

10. EMPLOYEE STOCK OPTIONS (Continued)

Stock options outstanding as at March 31, 2000 are summarized as follows:

	Number of Options Outstanding	Number of Options Vested	Exercise Price Range	Weighted-Average Exercise Price	Weighted-Average Remaining Life
			Cdn $	Cdn $	Years
Directors	720,000	273,337	$0.60 to $0.79	$0.70	4.2
	216,300	216,300	$1.00 to $1.19	$1.12	3.4
	100,000	100,000	$1.80 to $1.99	$1.95	2.3
	1,540,000	1,540,000	$2.00 to $2.19	$2.00	5.0
	2,576,300	2,129,637		$1.74	4.6
Officers	280,000	133,332	$0.60 to $0.79	$0.63	3.9
	225,000	225,000	$1.00 to $1.19	$1.15	2.3
	375,000	375,000	$2.00 to $2.19	$2.00	4.1
	880,000	733,332			3.5
Other	108,334	58,334	$0.40 to $0.59	$0.55	2.4
	797,334	314,672	$0.60 to $0.79	$0.63	3.5
	35,000	35,000	$0.80 to $0.99	$0.80	7.3
	225,000	225,000	$1.00 to $1.19	$1.15	2.3
	55,000	55,000	$1.80 to $1.99	$1.80	2.9
	785,000	785,000	$2.00 to $2.19	$2.00	4.6
	2,005,668	1,473,006		$1.48	3.9
Grand Total	5,461,968	4,335,975		$1.61	4.2

11. TAX LOSSES

The Company's operations are conducted through its wholly-owned subsidiaries RNGM, S.A., RNR and Naraval, which are subject to income taxes in Spain, including most notably VAT. VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds, and no matters that might affect the recoverability of these balances have been identified to date. As at March 31, 2002, the Company has recorded $1,571,600 as VAT and other taxes receivable of which $1,549,300 corresponds to VAT exclusively.

The Company has available approximately $6,319,600 of non-capital tax loss carryforwards reported from its Spanish operations which can be used to reduce future taxable income. The potential benefits of these losses have not been recognized in these consolidated financial statements. These tax losses were incurred during 2000 ($2,827,600), 1999 ($1,943,100) and 1998 ($1,548,900) and may be offset for tax purposes against the income obtained in the next fifteen years. Additionally, the Company has a tax loss of $832,900 relating to 2001, which has not yet been reported for tax purposes.

Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, the Company has recorded a valuation allowance for the full amount of the net future tax assets.

The difference between the income tax benefit at the Spanish federal statutory rate and the Company's effective tax rate is due primarily to recognition of a full valuation allowance to offset the future tax assets.

(Stated in U.S. Dollars)

12. FINANCIAL INSTRUMENTS

The return on the Company's investments will depend on fluctuations in gold prices and exchange rates, and on the put/call program and other hedging transactions arranged by the Company to mitigate these risks.

On October 26, 2000, the Company, as a condition of the new Deutsche Bank credit facility, contracted a put/call structure to cover market and exchange rate risks for the period of such new credit facility. The details of the transactions relating to this structure as of March 31, 2002 are as follows:

	Term	Total ounces	Exercise price/ounce
Purchase of put option (US$/ounce)	2002-2006	111,094	280 $US/ounce
Purchase of put option (€/ounce)	2002-2006	362,024	300 €/ounce
Sale of call option (US$/ounce)	2002-2006	79,022	365 $US/ounce
Sale of call option (€/ounce)	2002-2006	248,944	405 €/ounce

As a result of the amortization of these options, the net premium was reduced by $272,500 in the quarter ended March 31, 2002.

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002-2006 at $300.98 per ounce.

In order to minimize the effect of exchange rate fluctuations, the Company had entered into various foreign exchange contracts that expired in February 2002. The Company recorded losses of $278,300 in this quarter with respect to its foreign exchange contracts, which are included as part of "Foreign currency contracts loss" on the consolidated statements of operations. The loss represents the difference between the spot price of the foreign currency at the date of the transaction, as compared to the contracted foreign exchange rate.

Fair value of derivative financial instruments

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

The following table presents the fair value of derivative financial instruments at March 31, 2002, all of which are held for asset/liability management purposes:

	Book value	Fair value	Fair value over book value
	$	$	$
Premium paid/(received)			
Purchased Put options (280 US$/ounce)	1,660,900	621,900	(1,039,000)
Purchased Put options (300 €/ounce)	5,130,300	1,406,900	(3,723,400)
Written Call Options (365 US$/ounce)	(463,600)	(843,100)	(379,500)
Written Call Options (405 €/ounce)	(3,102,100)	(4,352,300)	(1,250,200)
Total value	3,225,500	(3,166,600)	(6,392,100)

(Stated in U.S. Dollars)

12. FINANCIAL INSTRUMENTS (*Continued*)

In addition, the fair value of the forward contracts entered into by the Company in June 2001 is a potential loss of $462,100.

The book value of options is recorded under the "OTHER ASSETS" and "CURRENT ASSETS- Other current assets" depending on the expiry date of the underlying options.

13. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (STATED IN THOUSANDS OF US DOLLARS)

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The most significant differences between Canadian and United States GAAP, insofar as they affect the Company's consolidated financial statements, relate to revenue recognition, accounting for exploration and start-up costs, derivative instruments and reporting of comprehensive income.

The following table reconciles results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

	March 31, 2002	March 31, 2001
	$	$
Net (loss) - Canadian GAAP	**(1,281)**	(841)
Net put/call program premium	**(5,323)**	2,456
SAB 101 revenue recognition	**(191)**	9
Exploration costs	**(1,060)**	(234)
Net income (loss) - United States GAAP	**(7,855)**	1,390
Other comprehensive loss:		
Cumulative translation adjustments	**(502)**	(2,694)
Comprehensive loss	**(8,357)**	(1,304)

	Canadian GAAP	**U.S. GAAP**
	Three Months Ended March 31, 2002	**Three Months Ended March 31, 2002**
	$	**$**
Net income/(loss)	**(1,281)**	**(7,855)**
Net income/(loss) per common share		
- basic	**(0.020)**	**(0.121)**
- fully-diluted	**-**	**-**

(Stated in U.S. Dollars)

13. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (STATED IN THOUSANDS OF US DOLLARS) (Continued)

The following table reconciles cash flows as reported under Canadian GAAP with those that would have been reported under United States GAAP for the three months period ended March 31:

	Canadian GAAP Three Months Ended March 31, 2002	U.S. GAAP Three Months Ended March 31, 2002
	$	$
OPERATING ACTIVITIES		
Net income/(loss)	(1,281)	(7,855)
Changes in operating activities	3,090	3,090
Net put/call premium paid	-	5,323
SAB 101 revenue recognition	-	191
	1,809	749
INVESTING ACTIVITIES		
Expenditures on mineral properties	(2,877)	(1,817)
Other assets	1,275	1,275
	(1,602)	(542)
FINANCING ACTIVITIES	1,191	1,191
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY	50	50
NET INCREASE/(DECREASE) IN CASH	1,448	1,448
CASH, beginning of period	1,805	1,805
CASH, end of period	3,253	3,253

SAB 101 revenue recognition

Under U.S. GAAP, marking the value of gold poured to market through sales is no longer the accepted accounting method. Gold poured is accounted for at its cost basis, unless it has been shipped and title has effectively passed to a buyer, under an enforceable contract. This treatment has been adopted retroactively. Under Canadian GAAP, gold poured is marked to market.

As at March 31, 2002, the Company has market to cost differences of $191. For U.S. GAAP purposes, these differences are reversals of revenue.

Exploration costs

Under U.S. GAAP, exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential (which occurs upon completion of a positive economic analysis of the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

(Stated in U.S. Dollars)

13. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (STATED IN THOUSANDS OF US DOLLARS) (Continued)

Under Canadian GAAP, expenditures for mine exploration work are deferred as incurred. These are written off when the results of the exploration work are determined to be negative. When exploration work results are positive, the deferred exploration expenditure and subsequent development costs are capitalized and amortized from the start of commercial production.

The Company incurred exploration costs of $1,060 for the quarter ended March 31, 2002.

Most of the exploration costs of the first quarter of 2002 are related to the Aguablanca project where a bankable feasibility study is being conducted. The Company expects to realize future economic benefit from the known resources.

Comprehensive income

U.S. GAAP requires the disclosure of all components of comprehensive income. Comprehensive income is defined as the change in shareholders' equity (deficit) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

As noted in the above table, the Company recorded cumulative translation adjustments ("CTA") as comprehensive income. CTA arises from the translation of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency in U.S. dollars.

Net put/call program premium paid

U. S. GAAP requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value and that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Under Canadian GAAP, since the Company is in a net premium paid position, it need not recognize the changes in the fair value of its options.

Under U.S. GAAP, the change in fair value of the net premium position of the put/call program is included in the determination of earnings.

Stock-based compensation

Until the issuance of Section 3870 of the CICA, effective November 13, 2001, establishing standards for the recognition, measurement and disclosure of stock-based compensation to be adopted for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption, the cost of stock-based compensation was not recognized under Canadian GAAP. Therefore, as of December 31, 2001, the Company did not record any compensation cost in connection with its stock option plans.

13. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (STATED IN THOUSANDS OF US DOLLARS) (Continued)

Under U.S. GAAP, the Company adopted Accounting Principles Board Opinion ("APB") No. 25 for options. For fixed plans, compensation cost is measured as the difference between the market value at the date of grant of the underlying share and the exercise price. Estimated fair values of the exercise price at the date of grant have been determined based on the fair market values on the last market trading day prior to date of the grant. There were no differences between the exercise price of the stock option and fair value of common shares at the grant dates.

U.S. GAAP encourages but does not require companies to include in compensation costs the fair value of stock options granted to employees. A company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value, at the date the awards are granted. Canadian GAAP had no requirement until December 31, 2001 for either of the above.

For the purposes of the pro forma disclosures required by Statement of Financial Accounting Standards ("SFAS") No. 123 under U.S. GAAP, the fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for fiscal 2001 and 2000; a 5 - 7 year expected term, 85-134% volatility, interest rates ranging from 3.05% to 8.34% and an expected dividend yield of 0% since no dividend payments were made.

For purposes of pro forma disclosures, the estimated fair value of the options granted before December 31, 2001 is amortized over the options' vesting period. Under U.S. GAAP, the cost of stock compensation for the period ended March 31, 2002 would be $86,600. The resulting proforma net income and income per share at March 31 is as follows:

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
	$	$
Net income attributable to common shareholders:		
Under U.S. GAAP	**(7,855)**	1,390
SFAS No. 123 pro forma	**(7,942)**	1,189
Net income per common share:		
Under U.S. GAAP	**(0.121)**	0.021
SFAS No. 123 pro forma	**(0.122)**	0.018

Other

The following table compares the cumulative effect on consolidated balance sheet accounts under both Canadian and U.S. GAAP:

	March 31, 2002
	$
Shareholders' equity:	
Deficit per Canadian GAAP	**(14,093)**
Net put/call program premium paid	**(6,392)**
Exploration costs	**(13,760)**
SAB 101 revenue recognition	**(374)**
Start-up costs	**(1,474)**
Other	**405**
Deficit per US GAAP	**(35,688)**

(Stated in U.S. Dollars)

14. PRIOR YEAR BALANCES

The amendments to CICA Handbook-Accounting, Section 1650, Foreign Currency, that modify the treatment of deferring and amortizing unrealized transactions gains and losses on long-term monetary items came into application on January 1, 2002. In accordance with these amendments and in order to compare previous periods, figures in the consolidated financial statements have been modified as if the amendments had been effective at the day before the first period (December 31, 2000).

This retroactive treatment has caused a reduction in the "Accumulated deficit" caption on the consolidated balance sheet of $1,258,200 as of December 31, 2001, and a reduction of the "Net income/(loss)" caption on the consolidated statement of operations in the quarter ended March 31, 2001 of $1,267,500.